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BTQ Technologies Corp. Execution of Definitive Agreements for C$40 Million Previously Announced Offering

Vancouver, British Columbia, July 10, 2025 - BTQ Technologies Corp. (the "Company") (CBOE CA: BTQ) (FSE: NG3) (OTCQX: BTQQF), a global quantum technology company focused on securing mission-critical networks, is pleased to announce that its previously disclosed C$40 million financing (the "Offering") is fully subscribed, with definitive agreements executed by all participating investors.

To accommodate strong investor demand and streamline the regulatory process, the Offering is now being conducted pursuant to a prospectus supplement to the Company's final short form base shelf prospectus dated April 29, 2025, which is to be filed in accordance with applicable Canadian securities laws and available under the Company's SEDAR+ profile at www.sedarplus.ca.

Issuance of the Shares is subject to a number of conditions, including receipt of customary CBOE Canada approvals and is expected to be completed in the near term. An update will be provided upon formal closing.

As previously announced, BTQ intends to use the net proceeds from the Offering to support general corporate purposes, working capital needs, acceleration of product development across both hardware and software, and potential strategic acquisitions.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy Shares in the United States, nor shall there be any sale of the Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or under any securities laws of any State of the United States, and may not be offered or sold in the United States or to, or for the account or benefit of, a "U.S. person" (as defined in Regulation S under the U.S. Securities Act) absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and all applicable state securities laws.

About BTQ

BTQ Technologies Corp. (Cboe CA: BTQ | FSE: NG3 | OTCQX: BTQQF) is a vertically integrated quantum company accelerating the transition from classical networks to the quantum internet. Backed by a broad patent portfolio, BTQ pioneered the industry's first commercially significant quantum advantage and now delivers a full-stack, neutral-atom quantum computing platform with end-to-end hardware, middleware, and post-quantum security solutions for finance, telecommunications, logistics, life sciences, and defense.

Connect with BTQ: Website | LinkedIn | X/Twitter

ON BEHALF OF THE BOARD OF DIRECTORS

Olivier Roussy Newton

CEO, Chairman

For further information: E: desk@btq.com

Bill Mitoulas

Investor Relations

T: +1.416.479.9547

E: bill@btq.com

KCSA Strategic Communications

Public Relations

E: btq@kcsa.com

Neither Cboe Canada nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the intended closing of the Offering and use of net proceeds in relation thereto, business plans of the Company, including with respect to its research partnerships, and anticipated markets in which the Company may be listing its common shares. Forward-looking statements or information often can be identified by the use of words such as "anticipate", "intend", "expect", "plan" or "may" and the variations of these words are intended to identify forward-looking statements and information.

The Company has made numerous assumptions including among other things, assumptions about general business and economic conditions, the development of post-quantum algorithms and quantum vulnerabilities, and the quantum computing industry generally. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements or information. These factors include risks relating to: the availability of financing for the Company; business and economic conditions in the post-quantum and encryption computing industries generally; the speculative nature of the Company's research and development programs; the supply and demand for labour and technological post-quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws (including regulations respecting blockchains); risks related to the direct and indirect impact of COVID-19 including, but not limited to, its impact on general economic conditions, the ability to obtain financing as required, and causing potential delays to research and development activities; and other risk factors as detailed from time to time. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.